UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-40331

Enthusiast Gaming Holdings Inc.

(Exact name of registrant as specified in its charter)

90 Eglinton Avenue East, Suite 805, Toronto, ON, M4P 2Y3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

This report on Form 6-K shall be deemed to be incorporated by reference into Enthusiast Gaming Holdings Inc.’s Registration Statement on Form F-10 (File No. 333-255725) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No:	Description
99.1	MD&A, dated August 10, 2021.
99.2	Interim financial statements/report, filed August 10, 2021.
99.3	52-109F2 – Certification of interim filings – CFO dated August 10, 2021.
99.4	52-109F2 – Certification of interim filings – CEO dated August 10, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enthusiast Gaming Holdings Inc.

	By:	/s/ Alex Macdonald
Alex Macdonald
Date: August 10, 2021		Chief Financial Officer